FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, October 31, 2013

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted. The financial results are reported under International Financial Reporting Standards, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces a net loss of $571.7 million in the third quarter of 2013 ($29.02 net loss per diluted share after payment of preferred share dividends) compared to net earnings of $33.4 million in the third quarter of 2012 ($0.84 net earnings per diluted share after payment of preferred share dividends), primarily reflecting losses, mostly unrealized, on its investment portfolio, partially offset by strong underwriting results. Book value per basic share decreased to $334.51 at September 30, 2013 from $378.10 at December 31, 2012 (a decrease of 8.8% adjusted for the $10 per common share dividend paid in the first quarter of 2013).

Mr. Watsa, Chairman and Chief Executive Officer of Fairfax, commented, “Our insurance companies are doing very well with a combined ratio of 93.4% in the third quarter and 93.9% in the first nine months of 2013 and we continue to be soundly financed, with quarter-end cash and marketable securities at the holding company of $1.1 billion. However, we were affected in the quarter with mark to market losses from bonds (because of rising interest rates in the quarter) and a mismatch in our equity portfolios between our common stocks and our hedges.  The Russell 2000 index used for much of our hedging was up about 10% while the S&P500 index was up about 5%.  Our common stock portfolios were up in the 6% range, not dissimilar to the S&P500 but significantly less than the Russell 2000.  Our long term performance has been in excess of most indices. We continue to believe that the mark to market losses will reverse in the future. We are maintaining our defensive equity hedges due to our concern about the financial markets and the economic outlook.”

Highlights in the third quarter of 2013 (with comparisons to the third quarter of 2012, except as otherwise noted) included the following:

•
The combined ratio of the insurance and reinsurance operations was 93.4% on a consolidated basis, producing an underwriting profit of $104.7 million, compared to a combined ratio and an underwriting profit of 95.5% and $72.0 million respectively in 2012.

•	Net premiums written by the insurance and reinsurance operations increased by 3.9% to $1,569.2 million compared to $1,509.6 million in 2012.

•
The insurance and reinsurance operations produced operating income (excluding net gains or losses on investments) of $160.1 million in 2013, compared to $147.0 million in 2012, primarily as a result of the improved underwriting profit.

•
Interest and dividend income of $61.2 million decreased from $100.5 million in 2012, primarily because of higher total return swap costs and lower investment income earned on significant holdings of low-yielding cash and short term investments ($7,216.9 million at September 30, 2013, compared to $8,111.5 million at September 30, 2012). As of September 30, 2013, subsidiary cash and short term investments accounted for 28.2% of the company's portfolio investments. Interest

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

income as reported is unadjusted for the positive tax effect of the company's significant holdings of tax-advantaged debt securities (holdings of $4,818.8 million at September 30, 2013).

•	Net investment losses of $828.6 million in the third quarter of 2013 (net investment losses of $23.6 million in 2012) consisted of the following:

	Third quarter of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	256.0	82.6	338.6
Equity hedges	(577.0)	(239.4)	(816.4)
Equity and equity-related investments after equity hedges	(321.0)	(156.8)	(477.8)
Bonds	2.6	(215.4)	(212.8)
CPI-linked derivatives	—	(63.7)	(63.7)
Other	(7.8)	(66.5)	(74.3)
	(326.2)	(502.4)	(828.6)

	First nine months of 2013
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity and equity-related investments	578.4	529.3	1,107.7
Equity hedges	(611.5)	(797.9)	(1,409.4)
Equity and equity-related investments after equity hedges	(33.1)	(268.6)	(301.7)
Bonds	63.1	(890.7)	(827.6)
CPI-linked derivatives	—	(112.5)	(112.5)
Other	(19.5)	26.4	6.9
	10.5	(1,245.4)	(1,234.9)

•
The company held $1,139.3 million of cash, short term investments and marketable securities at the holding company level ($1,096.1 million net of short sale and derivative obligations) at September 30, 2013, compared to $1,169.2 million ($1,128.0 million net of short sale and derivative obligations) at December 31, 2012.

•
The company's total debt to total capital ratio was 28.6% at September 30, 2013, compared to 25.5% at December 31, 2012, primarily reflecting the decrease in capital resulting from the net loss in the first nine months of 2013.

•
At September 30, 2013, common shareholders' equity was $6,769.0 million, or $334.51 per basic share, after the payment of a $10.00 per common share dividend in the first quarter, compared to $7,654.7 million, or $378.10 per basic share, at December 31, 2012.

•
On July 3, 2013 Crum & Forster acquired 100% of Hartville Group, Inc. ("Hartville") for cash consideration of $34.0 million. Hartville markets and administers pet health insurance plans (including enrollment, claims, billing and customer service) and produces approximately $40 million in gross premiums written annually.

•
On October 3, 2013 the company acquired 100% of American Safety Insurance Holdings, Ltd. ("American Safety") for cash consideration of $317.1 million which was financed internally by the company's runoff, Crum & Forster and Hudson subsidiaries. On October 8, 2013 the company sold American Safety's Bermuda-based reinsurance subsidiary to an unrelated third party for net proceeds of $52.5 million. Lines of business formerly written by American Safety will be assumed by Crum & Forster and Hudson, representing estimated annual gross premiums written of approximately $103 million.

Fairfax holds significant investments in equity and equity-related securities. In response to the significant appreciation in equity market valuations and uncertainty in the economy, the company has hedged its equity investment exposure. At September 30, 2013, equity hedges represented 100.1% (100.6% at December 31, 2012) of the company's equity and equity-related holdings. The market value and the liquidity of these hedges are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.
There were 20.2 and 20.3 million weighted average shares outstanding during the third quarters of 2013 and 2012 respectively. At September 30, 2013, there were 20,235,531 common shares effectively outstanding.

Summarized (without notes) interim consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release. Fairfax's detailed third quarter report can be accessed at its website www.fairfax.ca.

As previously announced, Fairfax will hold a conference call to discuss its third quarter results at 8:30 a.m. Eastern time on Friday, November 1, 2013. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (800) 857-9641 (Canada or U.S.) or 1 (517) 308-9408 (International) with the passcode “Fairfax”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, November 15, 2013. The replay may be accessed at 1 (800) 879-5206 (Canada or U.S.) or 1 (203) 369-3563 (International).

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:        John Varnell, Vice President, Corporate Development
(416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

CONSOLIDATED BALANCE SHEETS
as at September 30, 2013 and December 31, 2012
(unaudited - US$ millions)

	September 30, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations - $178.5; December 31, 2012 - $140.2)	1,139.3	1,169.2
Insurance contract receivables	2,072.3	1,945.4
	3,211.6	3,114.6
Portfolio investments
Subsidiary cash and short term investments	6,341.7	6,960.1
Bonds (cost $8,640.5; December 31, 2012 - $9,428.9)	9,256.3	10,803.6
Preferred stocks (cost $578.3; December 31, 2012 - $618.7)	573.8	605.1
Common stocks (cost $3,705.4; December 31, 2012 - $4,066.3)	4,316.1	4,399.1
Investments in associates (fair value $1,751.8; December 31, 2012 - $1,782.4)	1,408.5	1,355.3
Derivatives and other invested assets (cost $663.0; December 31, 2012 - $524.0)	230.7	181.0
Assets pledged for short sale and derivative obligations (cost $1,238.9; December 31, 2012 - $791.1)	1,207.2	859.0
	23,334.3	25,163.2

Deferred premium acquisition costs	480.9	463.1
Recoverable from reinsurers (including recoverables on paid losses - $307.2; December 31, 2012 - $311.0)	4,932.2	5,290.8
Deferred income taxes	989.6	623.5
Goodwill and intangible assets	1,328.7	1,301.1
Other assets	1,349.1	984.9
	35,626.4	36,941.2

Liabilities
Subsidiary indebtedness	51.8	52.1
Accounts payable and accrued liabilities	1,858.9	1,877.7
Income taxes payable	54.8	70.5
Short sale and derivative obligations (including at the holding company - $43.2; December 31, 2012 - $41.2)	222.1	238.2
Funds withheld payable to reinsurers	416.2	439.7
	2,603.8	2,678.2
Insurance contract liabilities	21,800.3	22,376.2
Long term debt	3,175.5	2,996.5
	24,975.8	25,372.7

Equity
Common shareholders’ equity	6,769.0	7,654.7
Preferred stock	1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax	7,935.4	8,821.1
Non-controlling interests	111.4	69.2
Total equity	8,046.8	8,890.3
	35,626.4	36,941.2

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2013 and 2012
(unaudited - US$ millions except per share amounts)

	Third quarter		First nine months
	2013	2012	2013	2012
Revenue
Gross premiums written	1,954.1	1,851.7	5,551.5	5,498.4
Net premiums written	1,569.7	1,509.7	4,605.5	4,596.4

Gross premiums earned	1,949.0	1,945.1	5,437.3	5,184.8
Premiums ceded to reinsurers	(354.2)	(342.8)	(934.2)	(865.3)
Net premiums earned	1,594.8	1,602.3	4,503.1	4,319.5
Interest and dividends	61.2	100.5	272.8	335.9
Share of profit (loss) of associates	20.2	(5.2)	66.3	(5.0)
Net gains (losses) on investments	(828.6)	(23.6)	(1,234.9)	7.0
Other revenue	273.2	217.6	653.9	601.2
	1,120.8	1,891.6	4,261.2	5,258.6
Expenses
Losses on claims, gross	1,239.5	1,290.5	3,568.7	3,459.0
Less ceded losses on claims	(213.8)	(226.4)	(729.0)	(579.3)
Losses on claims, net	1,025.7	1,064.1	2,839.7	2,879.7
Operating expenses	314.4	281.0	886.1	819.4
Commissions, net	246.0	248.6	721.0	670.0
Interest expense	53.4	51.5	159.9	156.0
Other expenses	261.9	208.1	630.2	587.4
	1,901.4	1,853.3	5,236.9	5,112.5
Earnings (loss) before income taxes	(780.6)	38.3	(975.7)	146.1
Provision for (recovery of) income taxes	(211.5)	2.6	(413.0)	17.5
Net earnings (loss)	(569.1)	35.7	(562.7)	128.6

Attributable to:
Shareholders of Fairfax	(571.7)	33.4	(567.9)	124.5
Non-controlling interests	2.6	2.3	5.2	4.1
	(569.1)	35.7	(562.7)	128.6

Net earnings (loss) per share	$(29.02)	$0.85	$(30.34)	$3.93
Net earnings (loss) per diluted share	$(29.02)	$0.84	$(30.34)	$3.88
Cash dividends paid per share	$—	$—	$10.00	$10.00
Shares outstanding (000) (weighted average)	20,231	20,330	20,236	20,340

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2013 and 2012
(unaudited - US$ millions)

	Third quarter		First nine months
	2013	2012	2013	2012

Net earnings (loss)	(569.1)	35.7	(562.7)	128.6

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	61.9	80.8	(113.9)	84.2
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	(38.0)	(38.1)	48.6	(36.8)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	2.1	1.5	(17.4)	(2.8)
	26.0	44.2	(82.7)	44.6
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	2.4	—	5.0	(10.8)
Change in gains (losses) on defined benefit plans	—	—	0.9	(3.5)
	2.4	—	5.9	(14.3)

Other comprehensive income (loss), net of income taxes	28.4	44.2	(76.8)	30.3
Comprehensive income (loss)	(540.7)	79.9	(639.5)	158.9

Attributable to:
Shareholders of Fairfax	(540.7)	77.2	(638.1)	155.6
Non-controlling interests	—	2.7	(1.4)	3.3
	(540.7)	79.9	(639.5)	158.9

SEGMENTED INFORMATION
(unaudited - US$ millions)

Net premiums written and net premiums earned by the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months of 2013 and 2012 were:

Net Premiums Written

	Third quarter		First nine months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	217.0	214.8	769.0	705.7
- U.S. (Crum & Forster and Zenith National)	468.0	446.5	1,486.4	1,464.7
- Asia (Fairfax Asia)	54.5	53.8	190.9	181.4
Reinsurance - OdysseyRe	730.2	682.3	1,835.9	1,828.5
Insurance and Reinsurance - Other	99.5	112.2	322.8	416.1
Insurance and reinsurance operations	1,569.2	1,509.6	4,605.0	4,596.4

Net Premiums Earned

	Third quarter		First nine months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	251.3	254.0	740.1	751.9
- U.S. (Crum & Forster and Zenith National)	490.6	470.5	1,433.2	1,327.5
- Asia (Fairfax Asia)	64.8	59.1	182.1	169.2
Reinsurance - OdysseyRe	675.7	693.5	1,788.4	1,701.7
Insurance and Reinsurance - Other	111.3	125.1	326.6	363.4
Insurance and reinsurance operations	1,593.7	1,602.2	4,470.4	4,313.7

Combined ratios of the insurance and reinsurance operations (excluding Runoff) in the third quarters and first nine months of 2013 and 2012 were:

	Third quarter		First nine months
	2013	2012	2013	2012
Insurance - Canada (Northbridge)	101.5%	100.7%	100.8%	103.6%
- U.S. (Crum & Forster and Zenith National)	98.4%	105.9%	100.4%	107.3%
- Asia (Fairfax Asia)	80.9%	83.2%	87.3%	87.9%
Reinsurance - OdysseyRe	87.6%	86.4%	85.6%	86.4%
Insurance and Reinsurance - Other	96.4%	102.5%	98.3%	102.0%
Insurance and reinsurance operations	93.4%	95.5%	93.9%	97.2%